UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
(972) 680-7553

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings II LP 20-3547756

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,804,833

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,804,833

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,804,833

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%(2)

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings LP 20-3531823

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 388,889

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 388,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(4)

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BP EXCO Holdings GP, LLC 20-3531870

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(5)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,193,722

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,193,722

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,193,722

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%(6)

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 269279402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Boone Pickens, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(7)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,500(8)

	8.	Shared Voting Power 13,327,122(9)

	9.	Sole Dispositive Power 12,500(8)

	10.	Shared Dispositive Power 13,327,122(9)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,339,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%(10)

14.	Type of Reporting Person (See Instructions) IN

(1) BP EXCO Holdings II LP acquired 12,804,833 shares of EXCO Resources, Inc. on February 14, 2006 in exchange for an equal number of shares of EXCO Holdings Inc., the parent of EXCO Resources, Inc., when EXCO Holdings Inc. was merged with and into EXCO Resources, Inc.

(2) Based upon 100,000,000 shares of common stock outstanding reported in the EXCO Resources Prospectus (the “Prospectus”) dated February 8, 2006 in respect of its offering of 50,000,000 shares of its Common Stock (the “IPO”) plus (i) 388,889 additional shares issued to BP EXCO Holdings LP and (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO.

(3) BP EXCO Holdings LP acquired 388,889 shares of EXCO Resources, Inc. common stock on February 14, 2006 when preferred shares it held of an affiliate of EXCO Resources, Inc. were redeemed by said affiliate in exchange for $158.75 million cash plus payment of redemption premium of 388,889 shares of common stock of EXCO Resources, Inc.

(4) Based upon 100,000,000 shares of common stock outstanding as reported in the Prospectus plus (i) 388,889 additional shares issued to BP EXCO Holdings LP and (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO.

(5) BP EXCO Holdings GP, LLC is the general partner of BP EXCO Holdings II LP and BP EXCO Holdings LP.  See footnotes (1) and (2).

(6) Based upon 100,000,000 shares of common stock outstanding as reported in the Prospectus plus (i) 388,889 additional shares issued to BP EXCO Holdings LP and (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO.

(7) Mr. Pickens is the sole member of BP EXCO Holdings GP, LLC, the general partner of BP EXCO Holdings II LP and BP EXCO Holdings LP.  See footnotes (1), (2) and (3).

(8) Includes currently exercisable options to purchase 12,500 shares of common stock held by Mr. Pickens.

(9) Includes the shares of common stock held by BP EXCO Holdings II LP and BP EXCO Holdings LP as well as 133,400 shares of common stock held by Madeleine Pickens, Mr. Pickens’s spouse.

(10) Based upon 100,000,000 shares of common stock outstanding as reported in the Prospectus plus (i) 388,889 additional shares issued to BP EXCO Holdings LP, (ii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO, and (iii) currently exercisable options to purchase 12,500 shares of common stock held by Mr. Pickens.

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Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Item 2.	Identity and Background
(a) Names BP EXCO Holdings II LP BP EXCO Holdings LP BP EXCO Holdings GP, LLC Thomas Boone Pickens, Jr.
(b) The principal business address of the Filing Persons is 8117 Preston Road, Suite 260W, Dallas, Texas 75225.

(c)   The principal business of the Filing Persons is investing in securities of companies engaged in the energy and natural resources industries.  Mr. Pickens is principally employed as the chairman and chief executive officer of BP Capital LP and Mesa Water, Inc.  BP Capital LP or affiliates is the general partner and an investment advisor of private funds investing in energy commodities (BP Capital Energy Fund) and publicly-traded energy equities (BP Capital Equity Fund and its offshore counterpart).  Mesa Water, Inc. is engaged in the marketing of ground water. The principal business address of both entities is 8117 Preston Road, Suite 260W, Dallas, Texas 75225.

(d)   and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Each of the entities named above is a citizen of Texas. Each of the natural persons named above is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

BP EXCO Holdings II LP acquired the 12,804,833 shares of Common Stock that it beneficially owns on February 14, 2006 in exchange for an equal number of shares of EXCO Holdings Inc., the parent of the Issuer, when EXCO Holdings Inc. was merged with and into the Issuer.  BP EXCO Holdings LP acquired the 388,889 shares of Common Stock that it beneficially owns on February 14, 2006 when preferred shares it held of an affiliate of the Issuer were redeemed by the affiliate in exchange for $158.75 million cash plus payment of redemption premium of 388,889 shares of Common Stock in accordance with the redemption terms of the preferred stock.  Mr. Pickens is also deemed the beneficial owner of 133,400 shares of Common Stock held by his spouse, Madeleine Pickens.  Mrs. Pickens acquired these shares in exchange for an equal number of shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer.  Finally, Mr. Pickens is deemed the beneficial owner of 12,500 shares of Common Stock subject to currently exercisable options granted to him as compensation for his service as a director of the Issuer and, formerly, EXCO Holdings Inc.

Item 4.	Purpose of Transaction

The Filing Persons acquired the shares of Common Stock for investment purposes.  The Filing Persons intend to assess their investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by the Filing Persons, any one or more of the Filing Persons may acquire additional shares of Common Stock, or dispose of all or part of their shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise.  Any such acquisitions or dispositions may be effected by any one or more of the Filings Persons at any time without prior notice.  Mr. Pickens currently serves as a director of the Issuer.  Any one or more of the Filing Persons may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as described herein, none of the Filing Persons have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer

(a)   As of February 21, 2006, the Filing Persons were beneficial owners of the following shares of Common Stock (percentages are based upon information contained in the Issuer’s Prospectus dated February 8, 2006 in respect of its offering of 50,000,000 shares of its Common Stock (the “IPO”), plus (i) 388,889 additional shares issued to BP EXCO Holdings LP, (ii) currently exercisable options to purchase 12,500 shares of Common Stock held by Mr. Pickens and (iii) 3,615,200 shares issued on February 21, 2006 pursuant to the underwriters’ over-allotment option in connection with the IPO):

Filing Person	No. Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
BP EXCO Holdings II LP	12,804,833	12.3%
BP EXCO Holdings LP	388,889	0.4%
BP EXCO Holdings GP, LLC	13,193,722	12.7%
Thomas Boone Pickens, Jr.	13,339,622	12.8%

(b)   As of February 21, 2006, the Filing Persons possessed voting power over the following shares of Common Stock:

BP EXCO Holdings II LP
Sole power to vote or to direct the vote:	0 shares of Common Stock

Shared power to vote or to direct the vote:	12,804,833 shares of Common Stock (shared with BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr.)

Sole power to dispose or to direct the	0 shares of Common Stock
disposition

Shared power to dispose or to direct the disposition	12,804,833 shares of Common Stock (shared with BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr.)

BP EXCO Holdings LP
Sole power to vote or to direct the vote:	0 shares of Common Stock

Shared power to vote or to direct the vote:	388,889 shares of Common Stock (shared with BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr.)

Sole power to dispose or to direct the	0 shares of Common Stock
disposition

Shared power to dispose or to direct the disposition	388,889 shares of Common Stock (shared with BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr.)

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BP EXCO Holdings GP, LLC
Sole power to vote or to direct the vote:	0 shares of Common Stock

Shared power to vote or to direct the vote:	13,193,722 shares of Common Stock (12,804,833 shared with BP EXCO Holdings II LP and Thomas Boone Pickens, Jr. and 388,889 shared with BP EXCO Holdings LP and Thomas Boone Pickens, Jr.)

Sole power to dispose or to direct the	0 shares of Common Stock
disposition

Shared power to dispose or to direct the disposition	13,193,722 shares of Common Stock (12,804,833 shared with BP EXCO Holdings II LP and Thomas Boone Pickens, Jr. and 388,889 shared with BP EXCO Holdings LP and Thomas Boone Pickens, Jr.)

Thomas Boone Pickens, Jr.
Sole power to vote or to direct the vote:	12,500 shares of Common Stock

Shared power to vote or to direct the vote:

13,327,122 shares of Common Stock (12,804,833 shared with BP EXCO Holdings II LP and BP EXCO Holdings GP, LLC, 388,889 shared with BP EXCO Holdings LP and BP EXCO Holdings GP, LLC and 133,400 shared with Madeleine Pickens, Mr. Pickens’s spouse

Sole power to dispose or to direct the	12,500 shares of Common Stock
disposition

Shared power to dispose or to direct the disposition

13,327,122 shares of Common Stock (12,804,833 shared with BP EXCO Holdings II LP, and BP EXCO Holdings GP, LLC, 388,889 shared with BP EXCO Holdings LP and BP EXCO Holdings GP, LLC and 133,400 shared with Madeleine Pickens, Mr. Pickens’s spouse)

(c)           During the past sixty days, the only transactions in the Common Stock effected by any of the Filing Persons were the following:

On February 9, 2006, EXCO Holdings Inc., the Issuer’s sole parent, and the Issuer entered into an Agreement and Plan of Merger providing for the merger of EXCO Holdings Inc. with and into the Issuer. The Agreement and Plan of Merger provided that holders of common stock of EXCO Holdings Inc. would have their shares cancelled and exchanged for a like number of shares of Common Stock. The merger was effective on February 14, 2006.

On February 14, 2006, BP EXCO Holdings II LP acquired 12,804,833 shares of Common Stock in exchange for an equal number of shares of EXCO Holdings Inc., the parent of the Issuer, when EXCO Holdings Inc. was merged with and into the Issuer.

On February 14, 2006, Mr. Pickens’s spouse acquired 133,400 shares of Common Stock in exchange for an equal number of shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer. Mr. Pickens is deemed to be a beneficial owner of these shares.

On February 14, 2006, Mr. Pickens acquired currently exercisable options to purchase 12,500 shares of Common Stock in exchange for currently exercisable options to purchase an equal number of shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer. Mr. Pickens is deemed to be a beneficial owner of these shares.

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On February 14, 2006, BP EXCO Holdings LP acquired 388,889 shares of Common Stock when preferred shares it held of an affiliate of the Issuer were redeemed by the affiliate in exchange for $158.75 million cash plus payment of a redemption premium of 388,889 shares of Common Stock pursuant to the redemption terms of the preferred stock. For purposes of calculating the redemption premium, the Common Stock was valued at $12 per share in accordance with the redemption terms of the preferred stock.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The 12,804,833 shares of Common Stock held by BP EXCO Holdings II, LP and the 133,400 shares held by Madeleine Pickens and beneficially owned by Mr. Pickens are subject to a registration rights agreement, the terms of which are summarized below:

Overview.    All of the shares of Common Stock that were issued in exchange for shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer on February 14, 2006 (50,000,000 shares total) are subject to the First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement entitles the stockholders that are parties thereto to certain rights with respect to the registration of shares of Common Stock for resale under the Securities Act.

Registrations.    Pursuant to the Registration Rights Agreement, after the IPO, all holders of unregistered shares of Common Stock who are subject to the Registration Rights Agreement can require the Issuer to register their shares in certain circumstances. In addition, at any time that the Issuer files a registration statement registering other shares, the holders of shares subject to the Registration Rights Agreement can require that the Issuer include their shares in such registration statement, subject to certain exceptions.

At any time on or after 180 days after the completion of the IPO, any holder of unregistered shares of the Common Stock who is party to the Registration Rights Agreement may request that the Issuer register up to one-third of the holder’s registrable securities in a resale registration statement. At any time on or after 365 days after the completion of the IPO, any holder of registrable securities may again require the Issuer to register up to an additional one-third of the holder’s registrable securities initially covered by the Registration Rights Agreement in the same manner as the initial resale registration was made. A similar demand right will be invocable by any holder with respect to its remaining registrable securities commencing 540 days after completion of the IPO. Upon any such request for registration, the Issuer would then be required to give notice of the requested registration to all other holders of registrable securities to allow such other holders to register up to one-third of their registrable securities on the same registration statement. Following the IPO, the Issuer may request in writing that J.P. Morgan Securities Inc. waive the registration waiting periods and registration volume limitations on resale registrations described in this paragraph. Upon or without such a request, J.P. Morgan Securities Inc., in its sole discretion and based upon its evaluation of market conditions, the historical trading activity and liquidity of the Common Stock and other considerations it deems relevant, may waive continued application of the registration waiting periods and registration volume limitations described in this paragraph.

If the Issuer at any time or from time to time proposes to register any of its securities under the Securities Act, other than in an initial public offering or registrations on Form S-4 or Form S-8, then all holders, or all former holders, of registrable securities, if such shares have not been previously registered, will be entitled to piggyback registration rights, allowing them to have their shares included in the registration. These piggyback registrations are subject to delay or termination of the registration in certain circumstances.

Postponements and limitations.    Under certain circumstances, the Issuer may postpone a registration if its board of directors determines in good faith that effecting such a registration or continuing the disposition of

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Common Stock would have a material adverse effect on the Issuer, or would not be in the Issuer’s best interests. Furthermore, the underwriters of the registration may, subject to certain limitations, limit the number of shares included in the registration.

Founders common stock.    The Registration Rights Agreement provides, until the third anniversary of the Registration Rights Agreement, that certain holders of the Common Stock, who originally purchased shares of common stock of EXCO Holdings II, Inc. (which was merged with and into EXCO Holdings Inc. on October 3, 2005) issued prior to October 3, 2005, or the “founders,” may only sell their Common Stock pursuant to an effective registration statement covering the resale of such founder’s shares and may not sell their shares pursuant to Rule 144 or any other exemption from registration or otherwise.

Amendments and waivers.    The provisions of the Registration Rights Agreement may not be amended, terminated or waived without the written consent of the Issuer, holders of a majority of the shares then held by the outside investors and holders of a majority of the shares then held by the management investors.

Holdback arrangements.    Upon entering into the Registration Rights Agreement, each holder of registrable securities agreed that, at the request of the sole or lead managing underwriter in an underwritten offering, it would not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any registrable securities during the five days prior to, and the time period (up to 90 days) requested by the underwriter following an underwritten offering. The holders of registrable securities will be subject to these restrictions for 180 days following the effective date of the registration statement filed with respect to the IPO.

As part of the compensation arrangements for the board of directors of EXCO Holdings Inc., on October 5, 2005, Mr. Pickens was granted an option to acquire 50,000 shares of common stock of EXCO Holdings Inc. at an exercise price of $7.50 per share pursuant to a Nonqualified Stock Option Agreement. The option expires on October 5, 2015. The option vests in four equal annual installments, beginning on October 5, 2005. In connection with the merger of EXCO Holdings Inc. with and into the Issuer, the Issuer assumed the Nonqualified Stock Option Agreement, and the option to purchase shares of common stock of EXCO Holdings Inc. became an option to purchase an equal number of shares of common stock of the Issuer. All other terms of the Nonqualified Stock Option Agreement remain the same.

Except for the Registration Rights Agreement, the Nonqualified Stock Option Agreement and the Joint Filing Agreement attached hereto, there are no contracts, arrangements, understandings or relationships between the Filing Persons or any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1.      Joint Filing Agreement, dated February 21, 2006, entered into by and among the Filing Parties.

Exhibit 2.      First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to the Issuer’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

Exhibit 3.      Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) dated as of October 5, 2006.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2006

BP EXCO HOLDINGS II LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS GP, LLC

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.

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INDEX TO EXHIBITS

Exhibit Number	Description
1	Joint Filing Agreement, dated February 21, 2006, entered into by and among BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC and Thomas Boone Pickens, Jr.
2

First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to EXCO Resources, Inc.’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

3	Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) dated as of October 5, 2006.

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of EXCO Resources, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 21, 2006.

BP EXCO HOLDINGS II LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS LP

By:	BP EXCO Holdings GP, LLC, its general partner

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

BP EXCO HOLDINGS GP, LLC

	By:	/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.
Sole Member

/s/ Thomas Boone Pickens, Jr.
Thomas Boone Pickens, Jr.

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